EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

			Three Months Ended	Nine Months Ended
(Dollars in Millions)			September 30, 2010	September 30, 2010
Earnings
1.	Net income attributable to U.S. Bancorp		$908	$2,343
2.	Applicable income taxes, including interest expense related to unrecognized tax positions		260	620

3.	Net income attributable to U.S. Bancorp before income taxes (1 + 2)		$1,168	$2,963

4.	Fixed charges:
	a.	Interest expense excluding interest on deposits*	$422	$1,236
	b.	Portion of rents representative of interest and amortization of debt expense	24	76

	c.	Fixed charges excluding interest on deposits (4a + 4b)	446	1,312
	d.	Interest on deposits	231	696

	e.	Fixed charges including interest on deposits (4c + 4d)	$677	$2,008

5.	Amortization of interest capitalized		$–	$–
6.	Earnings excluding interest on deposits (3 + 4c + 5)		1,614	4,275
7.	Earnings including interest on deposits (3 + 4e + 5)		1,845	4,971
8.	Fixed charges excluding interest on deposits (4c)		446	1,312
9.	Fixed charges including interest on deposits (4e)		677	2,008
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		3.62	3.26
11.	Including interest on deposits (line 7/line 9)		2.73	2.48

*	Excludes interest expense related to unrecognized tax positions.

62	U.S. Bancorp